FIRST HORIZON CORPORATION

Clyde A. Billings, Jr.
Senior Vice President,
Assistant General Counsel
and Corporate Secretary

March 13, 2023

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:
In accordance with Regulation Section 240.14a-6, we are submitting, via EDGAR, the following documents with reference to the annual meeting of shareholders of First Horizon Corporation scheduled for April 25, 2023:
•The definitive proxy statement (including an attached letter to shareholders and a notice of annual meeting) and form of proxy (attached as an appendix at the end thereof);
•The notice of internet availability of proxy materials, submitted as definitive additional material; and
•A letter from the Company’s president to its shareholders, submitted as definitive additional material.

No filing fee is required with this filing.

Definitive copies of the proxy statement, form of proxy and notice of internet availability of proxy materials are intended to be released to shareholders on or about March 13, 2023.

Copies of the Company’s 2022 Annual Report on Form 10-K will be available to shareholders on the Company’s website at https://ir.firsthorizon.com/annual-reports/ beginning March 13, 2023 along with the proxy statement, form of proxy, and letter from the Company’s president to its shareholders. The Annual Report on Form 10-K includes the financial and other information required by Regulation Section 240.14a -3(b) and was filed with the Commission on March 1, 2023.

Sincerely,

/s/ Clyde A. Billings, Jr.
Clyde A. Billings, Jr.

165 Madison Ave., 13th Floor
Memphis, TN 38103
Phone: (901) 523-5679
Fax: (901)523-4248
cabillings@firsthorizon.com